Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

HCR ManorCare, Inc.

For the years ended December 31, 2016, 2015 and 2014

With Report of Independent Auditors

Report of Independent Auditors

The Board of Directors and Shareholders of HCR ManorCare, Inc.

We have audited the accompanying consolidated financial statements of HCR ManorCare, Inc., which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, consolidated statement of comprehensive loss, consolidated statement of cash flows and consolidated statement of equity for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HCR ManorCare, Inc. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has recurring losses and negative working capital, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Toledo, Ohio

April 10, 2017

HCR ManorCare, Inc.

Consolidated Balance Sheets

	December 31,
	2016	2015
	(In thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$130,618	$124,982
Restricted cash and cash equivalents	8,890	18,697
Receivables, less allowance for doubtful accounts of $92,939 and $100,261, respectively	490,403	453,386
Prepaid expenses and other assets	11,701	16,109
Income taxes receivable	804	2,196
Assets held for sale, less allowance for losses	21,514	134,747
Total current assets	663,930	750,117
Net property and equipment	2,534,613	2,628,534
Deferred income taxes	—	982,542
Goodwill	662,641	2,604,060
Intangible assets	300,923	300,923
Other assets	105,391	109,367
Total assets	$4,267,498	$7,375,543

Liabilities and Equity
Current liabilities:
Accounts payable	$133,511	$108,233
Employee compensation and benefits	150,190	142,273
Accrued provider assessments	50,246	29,754
Accrued insurance liabilities	128,550	137,447
Other accrued liabilities	81,355	88,557
Long-term debt and financing obligation due within one year	437,375	130,721
Total current liabilities	981,227	636,985
Long-term debt and financing obligation	5,288,888	5,705,648
Deferred income taxes	120,630	—
Other liabilities	505,673	500,437
Redeemable preferred stock - series A, $0.01 par value, redemption value $1,025 per share; 2,000 shares authorized, issued and outstanding	2,050	2,050
Equity:
HCR ManorCare, Inc. shareholders’ equity:
Preferred stock, $0.01 par value, 49,998,000 shares authorized; none issued	—	—
Common stock, $0.01 par value, 55,000,000 shares authorized; 46,830,718 shares issued at each date	468	468
Capital in excess of par value	3,036,256	3,036,276
Retained deficit	(5,669,240)	(2,510,445)
Accumulated other comprehensive loss	(1,418)	(975)
Total HCR ManorCare, Inc. shareholders’ equity	(2,633,934)	525,324
Noncontrolling interest	2,964	5,099
Total equity	(2,630,970)	530,423
Total liabilities and equity	$4,267,498	$7,375,543

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Operations

	Year ended December 31,
	2016	2015	2014
	(In thousands)

Revenues	$3,842,739	$4,079,575	$4,145,520
Expenses:
Operating	3,239,374	3,410,538	3,423,430
General and administrative	135,259	137,992	149,481
Depreciation and amortization	129,507	137,437	142,867
Asset impairment	1,947,435	—	203,108
	5,451,575	3,685,967	3,918,886
(Loss) income before other (expenses) income and income taxes	(1,608,836)	393,608	226,634

Other (expenses) income:
Interest expense	(458,527)	(457,557)	(406,854)
Loss on disposal of assets	(8,911)	(46,720)	(1,424)
Equity in earnings of affiliated company	12,891	10,567	3,144
Interest income and other	3,673	386	3,978
Total other expenses, net	(450,874)	(493,324)	(401,156)

Loss from continuing operations before income taxes	(2,059,710)	(99,716)	(174,522)
Income taxes	1,100,956	5,586	210,404
Loss from continuing operations	(3,160,666)	(105,302)	(384,926)

Income (loss) from discontinued operations, net of taxes	26	(5,540)	(9,001)
Net loss	(3,160,640)	(110,842)	(393,927)
Less net loss attributable to noncontrolling interest	(2,045)	(895)	(375)
Net loss attributable to controlling interest	$(3,158,595)	$(109,947)	$(393,552)

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Comprehensive Loss

	Year ended December 31,
	2016	2015	2014
	(In thousands)
Net loss	$(3,160,640)	$(110,842)	$(393,927)
Other comprehensive (loss) income from defined benefit pension plans, net of tax	(443)	1,853	(1,874)
Comprehensive loss	(3,161,083)	(108,989)	(395,801)
Less comprehensive loss attributable to noncontrolling interest	(2,045)	(895)	(375)
Comprehensive loss attributable to controlling interest	$(3,159,038)	$(108,094)	$(395,426)

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2016	2015	2014
	(In thousands)
Operating Activities
Net loss	$(3,160,640)	$(110,842)	$(393,927)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	129,507	137,437	143,992
Deferred finance fee amortization	3,342	3,401	3,507
Pension amortization	63	262	1,241
Interest expense in excess of cash payments	13,929	—	—
Asset impairment	1,947,435	—	203,108
Unrealized investment (gain) loss	(1,280)	2,208	(1,554)
Restricted stock and stock option compensation	—	—	120
Provision for bad debts	75,171	83,833	76,027
Provision for deferred income taxes	1,103,509	1,538	212,047
Net loss (gain) on sale of assets, securities, and other	9,027	40,615	(4,904)
Equity in earnings of affiliated company	(12,891)	(10,567)	(3,144)
Changes in assets and liabilities:
Receivables	(112,188)	(78,262)	(31,892)
Prepaid expenses and other assets	22,195	19,414	103,895
Liabilities	41,981	52,945	(83,680)
Total adjustments	3,219,800	252,824	618,763
Net cash provided by operating activities	59,160	141,982	224,836

Investing Activities
Investment in property and equipment	(50,674)	(81,044)	(94,849)
Investment in systems development	(1,210)	(1,555)	(384)
Proceeds from sale of assets	114,609	221,623	13,969
Purchase of securities	(7,523)	(17,277)	(23,806)
Proceeds from sale of securities	5,195	12,204	28,078
Purchase of noncontrolling interest	(110)	(2,309)	—
Net change in restricted cash and cash equivalents	10,424	(3,545)	(7,346)
Net cash provided by (used in) investing activities	70,711	128,097	(84,338)

Financing Activities
Payment of debt and financing obligation	(141,814)	(271,946)	(153,019)
Proceeds from financing obligation	17,779	—	—
Payment of financing costs	—	(1,824)	(64)
Preferred dividends paid	(200)	(200)	(200)
Contributions from noncontrolling interest	—	1,536	—
Distributions to noncontrolling interest	—	(513)	(1,162)
Net cash used in financing activities	(124,235)	(272,947)	(154,445)
Net increase (decrease) in cash and cash equivalents	5,636	(2,868)	(13,947)
Cash and cash equivalents at beginning of year	124,982	127,850	141,797
Cash and cash equivalents at end of year	$130,618	$124,982	$127,850

See accompanying notes.

HCR ManorCare, Inc.

Consolidated Statements of Equity

	Shareholders’ Equity
	Common Stock		Capital in Excess of	Retained	Accum. Other Comp.	Non- controlling	Total
	Shares	Amount	Par Value	Deficit	Loss	Interest	Equity
	(In thousands)
Balance at January 1, 2014	44,606	$446	$3,037,669	$(2,006,546)	$(954)	$7,405	$1,038,020
Stock-based compensation			120				120
Issuance of restricted stock	255	2	(2)				—
Exchange of stock options for restricted stock	374	4	(4)				—
Forfeited non-vested shares	(13)	—	—				—
Distributions to noncontrolling interest						(1,162)	(1,162)
Preferred dividends				(200)			(200)
Net loss				(393,552)		(375)	(393,927)
Other comprehensive loss					(1,874)		(1,874)
Balance at December 31, 2014	45,222	$452	$3,037,783	$(2,400,298)	$(2,828)	$5,868	$640,977
Issuance of restricted stock	1,640	16	(16)				—
Forfeited non-vested shares	(31)						—
Tax deficiency from stock transactions			(79)				(79)
Purchase of noncontrolling interest			(1,412)			(897)	(2,309)
Contributions from noncontrolling interest						1,536	1,536
Distributions to noncontrolling interest						(513)	(513)
Preferred dividends				(200)			(200)
Net loss				(109,947)		(895)	(110,842)
Other comprehensive income					1,853		1,853
Balance at December 31, 2015	46,831	$468	$3,036,276	$(2,510,445)	$(975)	$5,099	$530,423
Purchase of noncontrolling interest			(20)			(90)	(110)
Preferred dividends				(200)			(200)
Net loss				(3,158,595)		(2,045)	(3,160,640)
Other comprehensive loss					(443)		(443)
Balance at December 31, 2016	46,831	$468	$3,036,256	$(5,669,240)	$(1,418)	$2,964	$(2,630,970)

See accompanying notes.

HCR ManorCare, Inc.

Notes to Consolidated Financial Statements

1. General Information

Nature of Operations

HCR ManorCare, Inc. and subsidiaries (collectively, the Company) is a healthcare services provider that owns and operates skilled nursing and rehabilitation centers, assisted living facilities, memory care facilities, hospice and home care agencies, and outpatient rehabilitation clinics. As of December 31, 2016, the long-term care business operates in 303 centers in 26 states, with 67% located in Florida, Illinois, Michigan, Ohio, and Pennsylvania. Hospice and home health services are based in 109 offices located in 23 states. Rehabilitation therapy services are provided in 50 outpatient therapy clinics as well as in a variety of other settings including skilled nursing centers, schools, and hospitals.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of HCR ManorCare, Inc. and its wholly-owned and majority-owned subsidiaries. Intercompany accounts and transactions with subsidiaries have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP) and include amounts based upon the estimates and judgments of management. Significant items subject to estimation include valuation of goodwill, other intangible and long-lived assets, allowance for doubtful accounts, deferred tax assets, self-insurance liabilities, income tax contingencies, and other contingencies. Actual results could differ from those estimates.

The Company uses the equity method to account for an investment in an entity in which it has less than a majority interest but can exercise significant, but not a controlling, influence. The investment, a 50% ownership and voting interest in a pharmacy business, is classified on the accompanying balance sheets as other long-term assets in the amount of $17.0 million and $18.4 million at December 31, 2016 and 2015, respectively. The investment, originally recorded at cost, is adjusted to recognize the Company’s share of the net earnings or losses of the affiliate as they occur. The Company’s purchases from the business amounted to $103.3 million in 2016, $105.8 million in 2015, and $104.2 million in 2014. The Company had a payable to the business of $15.6 million and $11.3 million at December 31, 2016 and 2015, respectively. The Company received dividends of $14.3 million in 2016, $10.2 million in 2015, and $3.1 million in 2014.

Unless otherwise indicated, all disclosures and amounts in the notes related to the statement of operations include only the Company’s continuing operations. See Note 12 for a discussion of discontinued operations and Note 5 for a discussion of 2015 and 2016 divestitures that did not qualify for presentation as discontinued operations.

2. Significant Accounting Policies

Cash and Cash Equivalents

Investments with an original maturity of three months or less when purchased are considered cash equivalents for purposes of the statements of cash flows.

Restricted cash and cash equivalents primarily include resident trust funds and funds held by the Company’s captive insurance subsidiary. Non-current restricted cash and cash equivalents of $3.6 million and $4.1 million at December 31, 2016 and 2015, respectively, were held in a rabbi trust described in the Marketable Securities policy. The current portion of restricted cash and cash equivalents is reported on a separate line item of the consolidated balance sheets and the non-current portion is included in other long-term assets.

Receivables and Revenues

Revenues are derived from services rendered to patients for long-term care, including skilled nursing and assisted living services, hospice and home health care, and rehabilitation therapy. Revenues are recognized as services are provided. Revenues are recorded net of provisions for discount arrangements with commercial payors and contractual allowances with third-party payors, primarily Medicare and Medicaid. Revenues realizable under third-party payor agreements are subject to change due to examination and retroactive adjustment. Estimated third-party payor settlements are recorded in the period the related services are rendered. The methods of making such estimates are reviewed periodically, and differences between the net amounts accrued and subsequent settlements or estimates of expected settlements are reflected in the current period results of operations. Settlements included in accounts receivable were $30.8 million and $0.0 at December 31, 2016 and 2015, respectively. Settlements payable were $9.6 million and $20.9 million at December 31, 2016 and 2015, respectively, which were included in other current liabilities.

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on certain factors, such as historical and current collection trends, and aging categories. The percentage that is applied to the receivable balances is based on the Company’s historical experience for each particular pay source. Accounts are written off when all reasonable internal and external collection efforts have been performed.

The activity in the allowance for doubtful accounts was as follows:

	2016	2015	2014
	(In thousands)
Balance at January 1	$100,261	$94,309	$90,248
Charged to costs and expenses	75,171	83,833	76,027
Deductions	(82,493)	(77,881)	(71,966)
Balance at December 31	$92,939	$100,261	$94,309

The deductions included uncollectible accounts written off net of recoveries.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally three to 10 years for equipment and furnishings and three to 40 years for buildings and improvements. Leasehold improvements are amortized over the shorter of the useful life or the contractual term of the lease. Direct incremental costs are capitalized for major development projects and are amortized over the lives of the related assets.

Sale-Leaseback Financing Obligation

The Company accounts for sale-leaseback transactions as financing arrangements when, as seller/lessee, it has continuing involvement with the property sold. The properties remain on the consolidated balance sheets after the sale-leaseback and depreciation continues over the remaining useful lives. No gain is recognized, and proceeds received from the transaction are recorded as a financing obligation. The contractual lease payments are recorded in part as interest expense and in part as a payment of principal reducing the financing obligation. See Note 9 for discussion of lease transactions and financing obligations.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets of businesses acquired. Indefinite-lived intangible assets include trademarks, tradenames, and certificates of need, which are recorded based on fair value. The Company’s reporting units are consistent with its operating segments. Goodwill has been allocated to the Company’s two reportable segments: long-term care and hospice and home health. Goodwill and indefinite-lived intangible assets are not amortized, but are reviewed at least annually on October 1 for impairment, or more frequently if events or circumstances arise which indicate there may be an impairment of a reporting unit, using a fair value methodology. In performing the review of the fair value of the reporting unit, the Company considers qualitative factors as well as quantitative factors such as cash flow analysis, which projects the future cash flows and discounts those cash flows to the present value. The projection of future cash flows is dependent upon assumptions regarding future levels of income, including changes in Medicare and Medicaid reimbursement regulations. If carrying value exceeds fair value, the goodwill or indefinite-lived intangible assets are potentially impaired, subject to additional analysis. See Note 7 for a discussion of the Company’s impairment and dispositions of goodwill and intangible assets.

Asset Impairments

The carrying value of property and equipment is reviewed quarterly to determine if facts and circumstances suggest that the assets may be impaired or that the useful life may need to be changed. The Company considers internal and external factors relating to each asset, including cash flows, contract changes, local market developments, national health care trends, and other publicly available information. If these factors and the projected undiscounted cash flows of the business over the remaining useful life indicate that the asset will not be recoverable, the carrying value is adjusted to the estimated fair value.

Marketable Securities

The Company invests in fixed income mutual funds and securities, which are classified as trading securities and included in other long-term assets in the consolidated balance sheets. Trading securities are recorded at fair value with any investment gains or losses recognized currently in interest income and other on the statements of operations. The Company does not intend to engage in active trading of the securities as the assets are held in a rabbi trust that was established to approximate the Company’s liability for certain retirement benefits. There was dividend income of $1.8 million in 2016, $2.7 million in 2015, and $2.4 million in 2014. Net realized losses recognized in earnings were $0.1 million in 2016, $0.5 million in 2015, and $0.5 million in 2014. The net unrealized activity recognized in earnings included gains of $1.3 million in 2016, losses of $2.2 million in 2015, and gains of $1.6 million in 2014. As of December 31, 2016 and 2015, the Company did not have any investments classified as available-for-sale or held-to-maturity.

Insurance Risks

The Company purchases general and professional liability insurance and maintains an unaggregated self-insured retention per occurrence ranging from $0.5 million to $12.5 million, depending on the policy year and state where the respective Company operation is located. Provisions for estimated settlements, including incurred but not reported claims, have been provided on an undiscounted basis in the period to which the coverage relates based on internal and external evaluations of the merits of the individual claims and an analysis of claim history. Management reviews the total liability based on the Company’s historical data and review of recent claims, cost and other trends, and records any resulting adjustments in current results of operations. Claims are paid over varying periods, which generally range from one to eight years after occurrence. See Note 11 for further discussion.

The Company’s workers’ compensation insurance consists of a combination of insured and self-insured programs and limited participation in certain state programs. Under insured programs, the Company is responsible for up to $0.5 million per occurrence. For self-insured programs, the Company is responsible for up to $1.0 million per occurrence and maintains insurance above this amount. The Company records an estimated liability, including incurred but not reported claims, for all losses attributable to workers’ compensation claims based on internal evaluations and an analysis of claim history based on loss claim data, trends, and assumptions. Claims are paid over varying periods and are generally fully paid within eight years. The workers’ compensation liability had a short-term component of $21.7 million and $22.2 million at December 31, 2016 and 2015, respectively, which was included in accrued insurance liabilities, and long-term component of $35.4 million and $41.8 million at December 31, 2016 and 2015, respectively, which was included in other long-term liabilities. The expense for workers’ compensation was $19.7 million for 2016, $26.4 million for 2015, and $25.2 million for 2014, which was included in operating expenses.

The Company also provides self-insured medical healthcare benefits to the majority of its employees and is fully responsible for all losses covered by these plans. The liabilities for self-insured general and professional claims, workers compensation claims, and healthcare benefits are estimated utilizing assumptions about damage awards with regard to unpaid claims.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash and cash equivalents and restricted cash and cash equivalents, which the Company maintains with various financial institutions. The Company’s credit agreement places limitations on the types of investments that can be held. The majority of the Company’s cash equivalents are invested in money market funds. As part of its cash and risk management process, the Company performs periodic evaluations of the relative credit standing of the financial institutions. The Company has not sustained credit losses from instruments held at financial institutions.

Income Taxes

The Company accounts for income taxes and related accounts under the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis differences reverse. All deferred taxes are classified as noncurrent. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax balance will not be realized. See Note 8 for a discussion of the Company’s valuation allowance.

The Company records a liability for unrecognized tax benefits when an uncertain tax position does not meet the more-likely-than-not recognition threshold.  This amount is analyzed on a quarterly basis and adjusted based upon changes in facts and circumstances.  The Company’s effective tax rate includes recognition and adjustments to this amount.  Interest and penalties related to income taxes are recorded as income taxes in the statements of operations.

Subsequent Events

The Company has evaluated subsequent events through April 10, 2017, the date on which the financial statements were available to be issued.

During the first quarter of 2017, the Company completed the divestiture of seven remaining non-strategic leased long-term care facilities.  See Note 5 for discussion of assets held for sale.

As of the date of issuance, the Company expected to supply its lenders with audited financial statements and covenant compliance certificates as of December 31, 2016 within the grace period of time allowed by the credit agreement covering the revolving credit facility and term loan as described in Note 9.  However, because the report of independent auditors included with the financial statements references management’s assessment of its ability to continue as a going concern, this creates a potential event of default under the credit agreement.  Because this potential event of default was considered probable subsequent to the balance sheet date but prior to, or concurrent with, the date of issuance of the financial statements, the Company has classified its term loan balance of $377 million as a current liability in the consolidated balance sheet as of December 31, 2016.

In April 2017, the Company and the lessor under the master lease agreement entered into a forbearance agreement that defers a portion of the rent payments due during the second quarter of 2017 until July 5, 2017 subject to certain earlier termination provisions.  Both parties have agreed to engage in good faith discussions concerning a long-term restructuring of the terms of the master lease and other financial relationships of the parties.  See Note 3 and Note 9 for further discussion of the master lease.

New Accounting Standards (not Effective)

In November 2016, amendments to accounting standards were issued that eliminate the diversity in practice related to the presentation and classification of changes in restricted cash and cash equivalents in the statement of cash flows.  Amounts generally described as restricted cash and restricted cash equivalents will be required to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.  The amendments will be effective for fiscal years beginning after December 15, 2017 for public companies.  Early adoption is permitted.

In August 2016, amendments to accounting standards were issued that reduce the diversity in practice related to the presentation and classification of certain cash receipts and cash payments in the statement of cash flows.  The amendments will be effective for fiscal years beginning after December 15, 2017 for public companies.  Early adoption is permitted.  Adopting the amendments is not expected to have a material effect on the Company’s consolidated financial statements.

In April 2016, amendments to accounting standards were issued that simplify the accounting for employee share-based payment transactions.  The amendments will be effective for fiscal years beginning after December 15, 2016 for public companies.  Early adoption is permitted.  Adopting the amendments is not expected to have a material effect on the Company’s financial position or results of operations.

In February 2016, amendments to lease accounting standards were issued that, with a few exceptions, change the accounting for leases from existing practice.  The new provisions require a lessee to recognize a liability to make lease payments and a right-of-use asset (representing its right to use the underlying asset for the lease term) in the consolidated balance sheets for all leases longer than 12 months.  The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the previous accounting standards, but without explicit bright lines.  Operating leases will continue to reflect a straight-line rent expense, and finance leases will reflect expense based on the interest method.  The amendments will be effective for fiscal years beginning after December 15, 2018 for public companies.  Early adoption is permitted.  Adopting the amendments is expected to have a material effect on the Company’s financial position.  The Company is evaluating the impact on its results of operations and expects no impact on liquidity.

In January 2016, amendments to accounting standards were issued that make targeted improvements in the recognition, measurement, presentation, and disclosure requirements of financial instruments.  The amendments will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 for public companies.  Early adoption is not permitted.  Adopting these amendments is not expected to have a material effect on the Company’s financial position or results of operations.

In May 2014, amendments to the accounting standards regarding revenue from contracts with customers were issued that supersede most current revenue recognition guidance, including industry-specific guidance.  The new amendments may require additional disclosures.  In 2016, related amendments were issued to clarify certain terms and the scope of the original amendments.  The original and all related amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017 for public companies.  Early adoption is permitted only for reporting periods beginning after December 15, 2016.  The Company is evaluating the impact of these amendments on existing revenue recognition policies and disclosures.

3.  Going Concern Assessment

The consolidated financial statements have been presented on the basis that the Company would continue as a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  On December 31, 2016, the Company adopted amendments to accounting standards that require management to evaluate whether there are conditions and events that raise substantial doubt about the entity’s ability to continue as a going concern and to provide disclosures in certain circumstances.

In its annual going concern assessment, management considered the significant net losses occurring in 2014 through 2016, which were primarily the result of the challenging operating environment in the long-term care segment of the business.  Throughout this time period, management instituted measures to control expenses and conserve cash and through December 31, 2016, the Company had met all its payment obligations and remained in compliance with the loan covenant ratios of its credit agreement with a group of lenders.

As discussed in Note 9, the Company’s primary liability is its financing obligation associated with a master lease covering the majority of its long-term care facilities.  The lessor agreed to lease amendments in 2015 and 2016 that provided both reductions and deferrals of contractual rent payments.  In April 2017, the Company and the lessor entered into a forbearance agreement that defers approximately $22.5 million of minimum rents due during the second quarter of 2017 until the earlier of July 5, 2017 or the termination of the agreement.  The lessor further agreed to loan the Company up to $21.0 million in three installments of up to $7.0 million per month, with amounts due and payable to the lessor on December 31, 2017 or upon earlier termination of the agreement.  Importantly, under the terms of the forbearance agreement, the Company and the lessor agreed to engage in good faith discussions concerning a long-term restructuring of the terms of the master lease and other financial relationships of the parties.

Absent a long-term restructuring of the master lease with the lessor to reduce rents, the Company would expect to become non-compliant with certain financial covenants of its credit agreement.  In the event of non-compliance, the lenders would have remedies, ultimately including the ability to terminate the agreement causing the loans to become due and payable.  It is uncertain whether or not alternative financing would be available to the Company should such events occur.  Further, given the challenging operating environment of the long-term care business, without a restructuring of the master lease, the Company’s expected cash flow would be insufficient to make the full contractual rent payments due to the lessor.  In the event of non-compliance with the master lease terms, the lessor would have certain remedies including termination of the lease with regard to one or more properties.  The uncertainty concerning these future events raised substantial doubt about the Company’s ability to continue as a going concern.

Management plans to request a waiver from its lenders regarding expected areas of non-compliance with the terms of the credit agreement and to continue good faith discussions with the lessor concerning a long-term restructuring of the master lease.  The waiver and master lease restructuring would enable the Company to meet its estimated liquidity needs for more than twelve months and mitigate the relevant conditions that raise substantial doubt about the Company’s ability to continue as a going concern.  However, management cannot presume that the long-term lease restructuring will be achieved, nor predict whether its lenders will choose to waive or enforce their remedies concerning non-compliance.

4.  Revenues

The Company receives payment through reimbursement from Medicare and Medicaid programs, self-pay patients, and other third party payors.  Revenues under Medicare and Medicaid programs totaled $2.6 billion for 2016, $2.8 billion for 2015, and $2.9 billion for 2014.  See Note 17 for revenues by reportable operating segment.

5.  Assets Held for Sale

In 2015, the Company entered into an agreement with its lessor to sell 48 non-strategic leased long-term care facilities.  Twenty facilities were sold in 2015 and twenty-one facilities were sold in 2016.  Seven facilities remain classified as held for sale and stated at the lower of book value or fair value less costs to sell as of December 31, 2016.  The remaining sales are expected to be completed in the first quarter of 2017.  The results of operations of these 48 facilities have been reported in continuing operations because the disposal does not have a major effect on the Company’s financial results. The pre-tax loss included in continuing operations related to leased facilities sold or held for sale was $36.5 million in 2016, $88.9 million in 2015, and $39.2 million in 2014.  The pre-tax loss in 2016 included a loss on disposal of assets of $15.9 million, which was partially offset by a gain on sale of assets of $3.3 million.  The pre-tax loss in 2015 included a loss on disposal of assets of $79.9 million, which was partially offset by a gain on sale of assets of $33.2 million.  Assets related to an additional leased facility were sold in 2016 for a gain on sale of $4.3 million.

Assets held for sale were as follows as of December 31:

	2016	2015
	(In thousands)
Net property and equipment	$30,201	$127,314
Goodwill	12,421	53,193
Intangible assets	927	2,578
	43,549	183,085
Allowance for losses	(22,035)	(48,338)
Assets held for sale, less allowance for losses	$21,514	$134,747

6. Property and Equipment

At December 31, property and equipment held and used consisted of the following:

	2016	2015
	(In thousands)
Property and equipment - owned
Land and improvements	$5,669	$6,554
Buildings and improvements	33,293	44,138
Equipment and furnishings	29,428	28,992
Construction in progress	3,522	5,820
	71,912	85,504
Less accumulated depreciation	26,338	24,611
	45,574	60,893
Property and equipment related to financing obligation and capital leases
Land and improvements	440,874	442,565
Buildings and improvements	2,438,942	2,443,628
Leasehold improvements	174,779	161,952
Equipment and furnishings	178,864	182,733
Construction in progress	9,644	13,201
	3,243,103	3,244,079
Less accumulated depreciation	754,064	676,438
	2,489,039	2,567,641
Net property and equipment	$2,534,613	$2,628,534

Depreciation expense, including depreciation of assets subject to capital lease and financing obligations, amounted to $128.3 million for 2016, $136.3 million for 2015, and $141.8 million for 2014.

7. Assets Measured at Fair Value and Impairment

Fair value is a market-based measurement determined based on the assumptions that market participants would use in pricing the asset or liability. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following three-tier hierarchy prioritizes the inputs used in measuring fair value:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

Recurring Measurements

The fair values of the Company’s financial assets measured on a recurring basis were determined using the following inputs (in thousands):

	December 31, 2016
	Level 1	Level 2	Total
Assets:
Cash and cash equivalents	$130,618	$—	$130,618
Current restricted cash and equivalents	8,890	—	8,890
Non-current restricted cash and equivalents	3,570	—	3,501
Trading securities	45,181	5,731	50,912
Total assets	$188,259	$5,731	$193,921

	December 31, 2015
	Level 1	Level 2	Level 2
Assets:
Cash and cash equivalents	$124,982	$—	$124,982
Current restricted cash and equivalents	18,697	—	18,697
Non-current restricted cash	4,118	—	4,118
Trading securities	47,420	—	47,420
Total assets	$195,217	$—	$195,217

The Company’s trading securities are invested in a diversified portfolio of fixed income mutual funds and individual debt securities (bonds) that are liquid and actively traded on the exchanges. Trading securities are included in other long-term assets in the consolidated balance sheets. The mutual funds principally invest in highly-rated, investment-grade corporate fixed income securities.

Non-recurring Measurements

The fair value of the Company’s goodwill and indefinite-lived intangible assets measured on a non-recurring basis determined using Level 3 inputs at December 31 was as follows:

	Long-Term Care		Hospice and Home Health
	2016	2015	2016	2015
	(In thousands)
Goodwill	$—	$1,941,419	$662,641	$662,641
Owned trademarks and tradenames (non-amortizing)	$187,692	$187,692	$87,000	$87,000
Certificates of need (non-amortizing)	26,231	26,231	—	—
Intangible assets	$213,923	$213,923	$87,000	$87,000

The Company assessed the fair value of goodwill for its long-term care reporting unit on October 1, 2016 based on a combination of a discounted cash flow analysis (income approach) and guideline company method (market approach). The discounted cash flow model utilized five years of projected cash flows based on management’s estimated discount rate and assumptions with respect to revenues, operating income, capital expenditures and working capital. In addition, management used a market-based valuation method involving market multiples of comparable public companies. During 2016, the long-term care reporting unit experienced a decline in financial performance as compared to projected results. This caused corresponding changes to management’s projection of future cash flows. Based on these analyses, management determined that the carrying value exceeded the estimated fair value of the reporting unit. The second step of the analysis was to determine the implied fair value of goodwill by evaluating the fair value of all assets and liabilities of the reporting unit in accordance with fair value accounting standards.  The Company determined that the long-term care reporting unit goodwill was fully impaired, resulting in a non-cash impairment charge of $1.9 billion in 2016.  Accumulated goodwill impairment charges were $2.7 billion and $0.8 billion at December 31, 2016 and 2015, respectively.  There were no goodwill impairment indicators for the Company’s hospice and home health reporting unit at the testing date.

In 2015, goodwill of $132.5 million related to the long-term care reporting unit was allocated to disposal groups that were classified as held for sale.  The allocation methodology was based on a relative fair value approach considering the value of the businesses to be disposed in relation to the value of the retained business.  Following the allocation, the goodwill of the remaining long-term care reporting unit was tested for impairment.  Based on the impairment testing methodology described in Note 2, no goodwill impairment charges were recorded in 2015.

The fair values of the other indefinite-lived intangible assets were derived from current publicly available market data and projections for each reporting unit developed using management’s best estimate of economic and market conditions over the projected future period.  The Company recorded a pre-tax impairment charge related to trademarks and tradenames of $203.1 million ($123.4 million net of taxes) in 2014.

8. Income Taxes

The provision for income taxes from continuing operations consisted of the following:

	Year ended December 31,
	2016	2015	2014
	(In thousands)
Current:
Federal	$(525)	$—	$(2,245)
State and local	142	162	(121)
	(383)	162	(2,366)
Deferred and other:
Federal	945,913	6,246	175,478
State and local	155,600	(1,598)	36,569
	1,101,513	4,648	212,047

Interest and penalties (income) expense	(174)	776	723
Provision for income taxes	$1,100,956	$5,586	$210,404

The reconciliation of the amount computed by applying the statutory federal income tax rate to loss from continuing operations before income taxes to the provision for income taxes was as follows:

	Year ended December 31,
	2016	2015	2014
	(In thousands)
Income tax benefit computed at statutory rate	$(720,898)	$(34,901)	$(61,083)
Differences resulting from:
Valuation allowance	1,031,168	—	248,660
State and local income taxes, net of federal effect	103,012	(933)	23,691
Goodwill impairment and disposition	683,355	42,693	—
Employment tax credits	(2,600)	(2,600)	(2,925)
Other	6,919	1,327	2,061
Provision for income taxes	$1,100,956	$5,586	$210,404

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

Significant components of the Company’s federal and state deferred tax assets and liabilities were as follows at December 31:

	2016	2015
	(In thousands)
Deferred tax assets:
Financing obligation	$2,132,164	$2,170,972
Goodwill	323,315	343,929
Accrued insurance liabilities	142,138	137,480
Employee compensation and benefits	63,808	54,453
Other	13,530	11,656
Net operating loss and credit carryforward	84,688	56,778
	2,759,643	2,775,268
Valuation allowance	(1,837,683)	(681,433)
	921,960	2,093,835
Deferred tax liabilities:
Depreciable/amortizable assets	916,175	981,839
Indefinite-lived intangibles	120,630	121,543
Tax accounting method change	2,721	5,439
Other	3,064	2,472
	1,042,590	1,111,293
Net deferred tax (liabilities) assets	$(120,630)	$982,542

Deferred tax assets are recorded to the extent the assets will more likely than not be realized.  In making such determination, management considered all available positive and negative evidence, including reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent financial performance.  The projection of future taxable income requires management’s judgment in assessing industry trends and future profitability.

Cumulative losses for a three-year period are considered significant negative evidence.  Based on the history of losses and uncertainty associated with projecting future taxable income, the Company determined that a full valuation allowance should be recorded to offset net deferred tax assets.  The Company has a deferred tax liability related to indefinite-lived intangible assets that are not amortized for financial reporting purposes.  Due to uncertain timing of this reversal of this item, the deferred tax liability does not offset the deferred tax asset and remains a liability on the consolidated balance sheets.  The portion of the deferred tax assets considered realizable could be adjusted in the future if positive or negative developments cause a change in the amount of, or weight given to, management’s projections of future income.

The valuation allowance includes $73.7 million and $48.0 million in 2016 and 2015, respectively, related to Federal net operating loss carryforwards of $146.7 million expiring in 2034 or later and Federal tax credit carryforwards of $22.3 million expiring in 2032 or later.  The valuation allowance also includes $16.5 million and $13.1 million in 2016 and 2015, respectively, related to the Company’s state and local tax loss and credit carryforwards with expirations between 2017 and 2036.

The activity in the valuation allowance for deferred tax assets was as follows:

	2016	2015	2014
	(In thousands)
Balance at January 1	$681,433	$681,916	$400,678
Charged to costs and expenses	1,156,250	—	280,597
Other	—	(483)	641
Balance at December 31	$1,837,683	$681,433	$681,916

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

	2016	2015	2014
	(In thousands)
Balance at January 1	$15,498	$15,691	$16,505
Increases related to current-year tax positions	921	794	733
Increases related to prior-year tax positions	—	15	11
Decreases related to prior-year tax positions	(7)	(557)	(958)
Reclassification to deferred tax	(2,342)	—	—
Settlements	(1,015)	—	(102)
Lapse of statute	(3,732)	(445)	(498)
Balance at December 31	$9,323	$15,498	$15,691
Unrecognized tax benefits, which if recognized, would impact the Company’s effective income tax rate	$9,323	$10,678	$10,794
Accrued interest and penalties at December 31	$3,650	$4,406	$3,604

The Company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and in most states. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations for years before 2012. The liability related to the portion of the Company’s unrecognized tax benefit that can be offset by net operating losses has been reclassified to offset the deferred tax asset related to its net operating loss carryforward. Within the next twelve months, it is reasonably possible that the balance of unrecognized tax benefits related to prior-year positions could decrease by approximately $3.8 million due to settlements and lapse of statutes of limitations.

Net income tax refunds received, including related interest, amounted to $2.4 million in 2016, $10.8 million in 2015, and $10.4 million in 2014.

9. Debt and Financing Obligation

At December 31, debt and financing obligation consisted of the following:

	2016	2015
	(In thousands)
Revolving credit facility	$—	$—
Term loan	377,000	381,000
Financing obligation	5,330,035	5,435,564
Notes	90	106
Capital lease obligations	19,138	19,699
	5,726,263	5,836,369
Less amounts due within one year	437,375	130,721
Long-term debt and financing obligation	$5,288,888	$5,705,648

Revolving Credit Facility and Term Loan

The Company has a credit agreement with a group of lenders that provided for a $175 million revolving credit facility and a $400 million term loan.  Subject to covenant compliance, certain conditions and other limitations, borrowings under the credit agreement could be increased by up to the greater of (i) $250 million as additional, but uncommitted, loans across either of the term loan or revolving credit facility plus, in either case, an amount equal to optional prepayments of the term loan made prior to the date of increase, and (ii) the amount of additional indebtedness permitted under the applicable leverage ratio set forth in the credit agreement, less 25 basis points.  In 2015, a majority of the lenders in the group agreed to extend their portion of the revolving credit facility for two additional years beyond the original termination date of April 6, 2016.  For the two-year extension period, the revolving credit facility will have a borrowing capacity of $120 million.  Both the extended revolving credit facility and the term loan will mature on April 6, 2018.  The term loan requires repayment of principal in equal consecutive quarterly installments of $1.0 million with the remaining balance being due at maturity.  In addition, there are certain mandatory prepayments based on incurrence of debt, asset sales or recovery events, and excess cash flow, as defined in the credit agreement.

The obligations under the credit agreement are guaranteed by all of the Company’s  existing and subsequently acquired direct and indirect, wholly owned, domestic subsidiaries and are secured by a first lien on substantially all of the Company’s  assets.  The credit agreement contains various covenants, restrictions, and events of default.  Among other things, these provisions require the Company to maintain certain financial ratios and impose certain limits on its ability to merge and consolidate with other companies, incur indebtedness, grant liens or security interests on assets, make acquisitions, loans, advances or investments, pay dividends, sell or otherwise transfer assets, optionally prepay or modify terms of any junior indebtedness, or enter into transactions with affiliates.  See Note 2 regarding related subsequent events.

The interest rate on borrowings under the term loan is, at the Company’s option, a base rate (subject to a floor of 2.50%) plus a margin of 2.50%, or a Eurodollar rate (subject to a floor of 1.50%) plus a margin of 3.50%.

The interest rate on borrowings under the revolving credit facility is, at the Company’s option, a base rate plus a margin or a Eurodollar rate plus a margin.  The applicable margin for the revolving facility is based on the Company’s total senior leverage ratio, ranging from 2.25% to 2.75% for base rate loans and 3.25% to 3.75% for Eurodollar loans.  The revolving credit facility also requires a commitment fee ranging from 0.5% to 0.75%, depending on the same senior leverage ratio.  In addition to direct borrowings, the revolving credit facility may be used to support the issuance of letters of credit.  As of December 31, 2016, there were no loans outstanding under this facility.  After consideration of usage for letters of credit, $39.6 million was available for future borrowing.  The interest rate on the term loan was 5.0% at both December 31, 2016 and 2015.

Financing Obligation

The Company guarantees lease obligations under a master lease agreement covering a majority of the Company’s long-term care facilities.  The guaranty imposes certain limits on the Company’s ability to pay dividends, incur indebtedness, and complete material acquisitions unless a specified coverage ratio is maintained.  Based on its coverage ratio, as defined in the guaranty, the Company has been restricted from making any dividend payments to common shareholders.

The master lease properties are grouped into four lease pools with initial terms that expire in 2029, 2030, 2032, and 2033.  At the Company’s option, assuming no events of default, the master lease may be extended with respect to any pool of properties.  The renewal periods extend the term of the master lease with respect to the relevant pool of properties from between six and 22 years.  If the Company elects to renew the term of the master lease with respect to any pool, the renewal is effective as to all of the properties in that pool.  The Company does not have the right to terminate its obligations under the master lease and the master lease provides purchase options only in limited circumstances such as casualty.

The Company is responsible for paying taxes, utility charges, and insurance premiums related to the master lease properties.  The lease provides for annual rent increases of 3.0% through the expiration of the initial term.  In the first year of any extension term, the rent will reset to an amount equal to the greater of (i) the then fair market rental for the properties or (ii) the rent for the previous year increased by 3.0%, and will increase in each subsequent lease year by a percentage equal to the greater of (i) 3.0% or (ii) the Consumer Price Index increase.  The Company is responsible for maintaining the properties in good order and repair and for expending an annual minimum amount for capital projects, which includes a per bed minimum to be expended at each facility.

The master lease defines certain events as events of default.  An event of default under the master lease would also result in a cross-default under the revolving credit facility, which could result in the acceleration of the Company’s obligations and termination of lending commitments thereunder.  Upon an event of default, there are certain remedies available to the lessor under the master lease including, but not limited to, the termination of the lease in respect to one or more properties and compensation for damages during the search for a replacement tenant.  Under certain circumstances, the lessor could require the Company to purchase the property.  There were no events of default as of December 31, 2016.

The Company entered into an amendment to the master lease effective April 1, 2015 which reduced the monthly rent payments and reset rent escalations to 3.0% for each lease year through the expiration of the initial term.  The initial lease term was also extended five years while keeping the same extension options.  As the divestitures described in Note 5 were completed, an amount equal to the net proceeds was paid to the lessor, reducing the financing obligation.  Subsequent annual rent was reduced by 7.75% of net sale proceeds and amortization of financing obligation principal was adjusted to reflect the revised future cash flows.

The lease amendment also included deferred rent obligations to the lessor totaling $525.0 million, in two tranches: (i) a tranche A deferred rent obligation of $275.0 million and (ii) a tranche B deferred rent obligation of $250.0 million.  The Company agreed to sell and leaseback nine long-term care facilities for an aggregate purchase price of $275.0 million and used the proceeds to fully settle the tranche A deferred rent obligation.  Seven of the facilities were transferred to the lessor in 2015 and the remaining two were transferred in 2016.  Additionally, one new assisted living facility was transferred to the lessor in 2016 in exchange for proceeds of $15.0 million and an increase to the annual master lease rent.

Until paid, the tranche B deferred rent obligation increases annually by (i) 3.0% in 2016 through 2018, (ii) 4.0% in 2019, (iii) 5.0% in, 2020, and (iv) 6.0% in 2021 and thereafter.  The deferred rent obligations are due and payable on the earlier of (i) certain capital or liquidity events of the Company, or (ii) March 31, 2029.  Payments expected to be made in cash related to the deferred rent obligations have been included in the Company’s future minimum lease payment schedule shown in Note 10.

The master lease amendment also provided for limited capital addition financing of up to $100 million in the aggregate and not to exceed $50 million in any single lease year, upon request by the Company.  In connection with any capital addition financing, the minimum rent will be increased by an amount equal to the product of: (i) the amount disbursed times (ii) at the time of any such disbursement, the greater of (a) 7.75% and (b) 500 basis points in excess of the then current 10-year Treasury Rate.  As of December 31, 2016, approximately $2.8 million in capital addition financing has been funded by the lessor.

In October 2016, the lessor transferred the lease and the leased properties to a newly-formed entity, which was then distributed to its shareholders.  All obligations, terms, and conditions of the existing master lease agreement remained the same.  However, after the distribution, the lessor agreed to reductions of the contractual rent due under the master lease of $5.0 million for November 2016, $15.0 million for December 2016, and $10.0 million for January 2017.  As of December 31, 2016, there were no agreements or rent reductions beyond January 2017.  The amortization of financing obligation principal was adjusted prospectively to reflect these changes to the payment schedule.  See Note 2 and Note 3 regarding related subsequent events.

Fair Value

At December 31, 2016 and 2015, the carrying value of the Company’s debt, excluding capital lease and financing obligations, was $377.1 million and $381.1 million, and the fair value was $321.8 million and $366.6 million, respectively.  The fair value of the Company’s variable-rate term loan was calculated based on a quoted market price, which is classified as a Level 1 measurement in the fair value hierarchy described in Note 7.

Other Information

Interest paid, primarily related to debt and the financing obligation, amounted to $441.5 million in 2016, $455.9 million in 2015, and $405.9 million in 2014.

Debt maturities, excluding capital lease and financing obligations, subsequent to December 31, 2016 are $4.1 million in 2017 and $373.0 million in 2018. The entire balance has been classified as current in the 2016 consolidated balance sheet as disclosed in Note 2.

10. Leases and Commitments

Leases

The Company leases certain property and equipment under both operating and capital leases, which expire at various dates through 2036. Certain of the leases contain purchase options.  The Company also has a financing obligation related to a master lease.

Payments under non-cancelable operating leases, the present value of net minimum lease payments under capital leases, and minimum lease payments under financing obligations as of December 31, 2016 are as follows:

	Operating	Capital Lease	Financing
	Leases	Obligations	Obligation
	(In thousands)
2017	$9,076	$2,139	$462,057
2018	6,918	2,149	486,234
2019	4,916	2,166	500,826
2020	3,361	2,084	515,856
2021	1,445	2,088	531,334
Later years	4,939	23,319	6,277,104
Total minimum lease payments	$30,655	33,945	8,773,411

Plus residual financing obligation		—	1,416,575
Less amount representing interest		14,807	4,859,951
Present value of net minimum lease payments (included in debt and financing obligation - see Note 9)		$19,138	$5,330,035

The residual financing obligation approximates the expected net book value of the related assets at the end of the lease to avoid a built-in loss. Rental expense was $13.3 million for 2016, $13.8 million for 2015, and $13.6 million for 2014.

Contractual Commitments

As of December 31, 2016, the Company had contractual commitments of $5.7 million related to its internal construction program.  As of December 31, 2016, the Company had total letters of credit of $80.4 million that benefit certain third-party insurers, and 90% of these letters of credit related to recorded liabilities.

11.  Contingencies

The Company is party to legal matters arising in the ordinary course of business, including patient care-related claims and litigation, employment-related claims, regulatory matters, and environmental actions.  Management continually evaluates all contingencies based on the best available evidence, and believes that liabilities have been recorded for all losses that are both probable and can be reasonably estimated.  These estimates involve significant judgment and accordingly, the Company’s estimate of losses may change from time to time and actual losses may be more or less than the current estimate.  No estimate of loss or range of possible losses in excess of amounts accrued can be established at this time, individually or in the aggregate, for the matters described below.

General and Professional Self-Insured Liabilities and Litigation

The Company and others in the healthcare industry are subject to claims and lawsuits related to patient care and treatment.  The Company’s allowance for professional liability risks, as described in Note 2, includes an estimate of the expected cost to settle reported claims and an amount, based upon past experience, for losses incurred but not yet reported.  General and professional liability had a short-term component of $81.0 million and $92.8 million at December 31, 2016 and 2015, respectively, which was included in accrued insurance liabilities, and long-term component of $245.4 million and $246.1 million, respectively, which was included in other long-term liabilities.  Prior to 2016, the Company’s accrued insurance liabilities were presented net of potential insurance recoveries.  The 2015 balance sheet has been revised to present gross long-term accrued insurance liabilities.  The amounts were not material to total assets or liabilities.  This change had no impact on the Company’s consolidated statements of operations, equity, or cash flows.  An estimated insurance recovery receivable of $22.1 million and $23.7 million was included in other long-term assets at December 31, 2016 and 2015, respectively.  The expense for general and professional liability claims, premiums and administrative fees of $88.2 million for 2016, $120.6 million for 2015, and $120.6 million for 2014, was included in operating expenses of continuing and discontinued operations.  These liabilities are necessarily based on estimates and although management believes that the liability is adequate, the ultimate liability may be in excess of, or less than, the amounts recorded which could result in an adjustment to future earnings.

Regulatory Matters

The Company is routinely and currently subject to various payment reviews, audits, investigations, and inquiries as a result of participating in the Medicare and Medicaid programs and currently and routinely responds to governmental demands, subpoenas, and other requests for information regarding the business and operations of the Company’s business units. These matters include the Company’s response to a Civil Investigative Demand, subpoenas, and other requests for information about the Company’s skilled nursing facilities in connection with an inquiry coordinated by the U.S. Department of Justice, the Department of Health and Human Services, Office of Inspector General, and certain state attorneys general offices. Related to this matter, in 2015 three qui tam lawsuits previously filed in the Eastern District of Virginia under the False Claims Act and certain state laws were unsealed, and a Complaint in Intervention filed by the United States was unsealed. The Complaint asserts claims against the Company under the False Claims Act based on allegations that the Company’s skilled nursing facilities billed federal healthcare programs for services that were not reasonable and necessary, and/or were not skilled in nature. In 2016, the court approved the parties’ discovery plan which provides for discovery to be completed in 2017. With respect to this matter and other outstanding matters, the Company believes it is in material compliance with all applicable laws and regulations and is vigorously defending itself. However, the ultimate outcome of ongoing matters is uncertain and these matters require substantial management time and costs to continue to defend the Company’s actions and could, among other things, (1) require the Company to refund or adjust amounts previously paid for services under the governmental programs; (2) require payment of substantial fines, penalties or other sanctions; (3) result in the loss of the Company’s facilities’ right to participate in the Medicare or Medicaid programs; or (4) cause damage to the Company’s reputation.

Employment-Related Lawsuits

A variety of federal and state employment-related laws and regulations apply to the Company’s operations including the U.S. Fair Labor Standards Act, regulations of the Equal Employment Opportunity Commission, regulations of the Office of Civil Rights, federal and state wage and hour laws, state minimum staffing requirements applicable to healthcare providers, and a variety of other laws enacted to govern employment-related matters. The Company has employment-related claims at various stages of investigation and resolution. Liabilities are recorded for such claims when losses are probable and the amount can be reasonably estimated.

Environmental Liabilities

One or more subsidiaries or affiliates of the Company have been identified as potentially responsible parties (PRPs) in a variety of actions (the Actions) relating to waste disposal sites which allegedly are subject to remedial action under the Comprehensive Environmental Response Compensation Liability Act, as amended, 42 U.S.C. Sections 9601 et seq. (CERCLA) and similar state laws.  CERCLA imposes retroactive, strict joint and several liability on PRPs for the costs of hazardous waste clean-up.  The Actions allege that PRPs transported and/or generated hazardous substances that came to be located at the sites in question.  The potential liability exposure for currently pending environmental claims and litigation, without regard to insurance coverage, cannot be quantified with precision because of the inherent uncertainties of litigation in the Actions and the fact that the ultimate cost of the remedial actions for some of the waste disposal sites where subsidiaries or affiliates of the Company are alleged to be a PRP has not yet been quantified.  At December 31, 2016 and 2015, the Company had $2.6 million accrued at each date in other long-term liabilities based on its current assessment of the likely outcome of the Actions.  The amount of the Company’s liability was determined based on management’s continual monitoring of the litigation activity, estimated clean-up costs, and the portion of the liability for which the Company is responsible.

12.  Discontinued Operations

The Company continually evaluates the performance of its operating units to determine whether to close or sell underperforming or non-strategic assets.  During 2015, the Company completed the sales of two long-term care facilities and one home care agency that were held for sale and classified as discontinued operations as of December 31, 2014.  During 2014, the operations of two long-term care facilities were sold.  The results of operations and the gain on sale, if applicable, for these operating units were presented as discontinued operations for all periods.  See Note 5, regarding the 2015 divestiture plan which was accounted for as part of continuing operations under the new accounting standards effective January 1, 2015.

Following is a summary of discontinued operations:

	Year ended December 31,
	2016	2015	2014
	(In thousands)
Revenues	$—	$4,499	$32,685

Income (loss) from operations before income taxes	$43	$(15,736)	$(24,397)
Income tax expense (benefit)	17	(6,216)	(9,550)
Income (loss) from operations	26	(9,520)	(14,847)
Gain on divestiture of operations, net of income taxes of $0, $2,599, and $3,786	—	3,980	5,846
Income (loss) from discontinued operations	$26	$(5,540)	$(9,001)

The Company retains risk for loss contingencies related to discontinued operations as described in Note 11. Such liabilities were estimated based on the best available evidence and are updated as additional information becomes available. Any changes to estimates are recorded in results of discontinued operations.

13.  Redeemable Preferred Stock and Common Stock

Redeemable Preferred Stock

The preferred stock has a liquidation preference of $1,000 per share, plus any unpaid accrued dividends.  The preferred holders receive dividends equal to 10% of the liquidation preference, payable semiannually on October 1 and April 1.  The preferred holders are only entitled to the limited voting rights granted under Delaware law and the preferred stock is not convertible into any other stock of the Company.  The Company has the right to redeem the outstanding preferred stock, in whole but not in part, in an aggregate amount equal to the liquidation preference of all such stock, plus any unpaid accrued dividends.  Holders of a majority of the outstanding preferred stock also have the right to cause the Company to redeem the preferred stock, in whole but not in part, in an aggregate amount equal to the liquidation preference of all such shares, plus any unpaid accrued dividends.  Any preferred stock redeemed by the Company will be cancelled.  As of December 31, 2016, no shares have been redeemed.

The redeemable preferred stock is classified outside of permanent equity because it is redeemable at the option of the holders.  The carrying value of the preferred stock was equal to the redemption value of $1,025 per share at both December 31, 2016 and 2015.

Common Stock

Pursuant to a shareholders agreement, there are restrictions on the ability to transfer or sell shares.  Certain executive officers have a right to require the Company to repurchase their equity securities if their employment is terminated without cause or by reason of death or disability.

14.  Stock-Based Compensation

The Company maintains an Equity Incentive Plan under which it has granted awards to executive and non-executive officers.  At December 31, 2016, there were 144,953 shares available for grant under the plan.

Restricted Stock

Restricted stock balances include both fully vested and non-vested restricted stock. Certain restricted shares will vest immediately upon the Company’s principal shareholders liquidating down to less than 30% of their holdings on the grant date, and other shares also require achieving certain rates of return in connection with the liquidity event. Any outstanding restricted shares that have not vested upon the occurrence of a liquidity event will become time-vested restricted shares that vest two years after the principal shareholders liquidate down to less than 10% of their holdings on the grant date. The grant-date fair value of non-vested restricted shares will be determined and expensed at such time a liquidity event becomes probable. The non-vested restricted shares have the right to receive forfeitable dividends. In June 2014, all holders of outstanding stock options elected to participate in the Company’s offer to exchange options for liquidity-vested restricted common stock of the Company on a four options for one restricted share basis. There were 3,606,786 non-vested restricted shares outstanding as of December 31, 2016 and 2015. No shares were issued or forfeited in 2016.

15.  Employee Benefit Plans

Defined Benefit Plans

The Company has one qualified and two non-qualified defined benefit pension plans.  The qualified plan is an underfunded plan with continuing benefits.  The unfunded non-qualified plans include one plan with frozen future benefits and one with continuing benefits.

Obligations and Funded Status

The funded status of the plan was as follows:

	2016	2015
	(In thousands)
Change in projected benefit obligation
Benefit obligation at beginning of year	$15,462	$18,232
Service cost	844	929
Interest cost	653	646
Actuarial (gain) loss	803	(2,728)
Benefits paid	(59)	(1,498)
Settlements	(138)	(119)
Benefit obligation at end of year	17,565	15,462

Change in plan assets
Fair value of plan assets at beginning of year	1,398	1,521
Actual return on plan assets	43	13
Employer contribution	42	1,481
Benefits paid	(59)	(1,498)
Settlements	(138)	(119)
Fair value of plan assets at end of year	1,286	1,398
Funded status at end of year	$(16,279)	$(14,064)

Amounts recognized in the balance sheets consisted of:
Current liabilities	$(42)	$(42)
Long-term liabilities	(16,237)	(14,022)
	$(16,279)	$(14,064)

Amounts in accumulated other comprehensive loss that have not been recognized in net periodic pension cost, net of tax:
Net actuarial loss	$1,418	$975
Accumulated benefit obligation for all plans	$10,552	$9,298

The Company expects to recognize less than $0.1 million of the net actuarial loss in 2017.

Components of Net Pension Cost

	Year ended December 31,
	2016	2015	2014
	(In thousands)
Service cost	$844	$929	$955
Interest cost	653	646	828
Expected return on plan assets	(83)	(85)	(92)
Amortization of net actuarial loss	28	235	146
Settlement loss	35	27	1,095
Net pension cost	$1,477	$1,752	$2,932

Disclosure Assumptions

	2016	2015
For determining benefit obligations at December 31:
Weighted-average discount rate	3.97%	4.22%
Rate of compensation increase	5.00%	5.00%

	2016	2015	2014
For determining net pension cost for the year:
Weighted-average discount rate	4.22%	3.75%	4.73%
Expected return on assets	6.25%	6.25%	6.25%
Rate of compensation increase	5.00%	5.00%	5.00%

The rate of compensation increase applies to plans with continuing benefits.  The expected long-term rate of return on plan assets is based on the historical trend for the Company’s qualified pension plan.

Plan Assets

The Company measures the assets held in its qualified defined benefit pension plan at fair value using the three-tier hierarchy described in Note 7.  All of the Company’s pension assets use Level 1 observable inputs such as quoted prices in active markets.

The fair values of the Company’s defined benefit pension plan assets at December 31 were as follows:

	2016	2015
	(In thousands)
Asset Category:
Cash and cash equivalents	$3	$3
Equity securities	645	706
Debt securities	638	689
Total assets	$1,286	$1,398

The Company’s investment strategy for its defined benefit plan is a target of 50% equity securities and 50% debt securities, which is rebalanced from time to time to approximate that mix.  Equity securities consist of domestic mutual funds in large, medium, and small cap companies.  Debt securities consist of bond mutual funds.

Cash Flows

The expected benefit payments for the 10 years subsequent to December 31, 2016 are as follows: 2017 – $0.2 million; 2018 – $3.5 million; 2019 – $0.1 million; 2020 – $0.2 million; 2021 – $0.2 million; and 2022-2026 – $5.5 million. In 2017, the Company expects to contribute pension payments of less than $0.1 million.

Other Information

In addition to the benefit liabilities in the tables above, the Company has a supplemental obligation to certain officers. The Company has committed to fund this obligation by releasing a portion of the Company’s interest in the cash surrender values of split-dollar life insurance arrangements to these officers upon retirement, if necessary. The Company’s share of the cash surrender value of the policies was $1.7 million at both December 31, 2016 and 2015. The balances were included in other long-term assets. The Company’s obligation of $1.7 million at both December 31, 2016 and 2015, respectively, was included in other long-term liabilities.

Defined Contribution and Other Plans

The Company maintains a savings program qualified under Section 401(k) of the Internal Revenue Code and other non-qualified, deferred compensation programs. The Company’s expense for these plans was $16.4 million in 2016, $8.7 million in 2015, and $16.4 million in 2014. The Company matches participant contributions up to a maximum of 1% of the participant’s compensation, as defined in each plan. The match was suspended for the first half of 2015, and resumed on July 1, 2015. Executive officers and other highly compensated employees may defer a portion of their compensation into non-qualified deferred compensation plans. Deferrals can be allocated to various hypothetical investment options. Changes in the value of compensation deferred under these plans are recognized each period based on the fair value of the hypothetical investments at the measurement date. The fair value of this unfunded liability was $115.3 million and $110.9 million at December 31, 2016 and 2015, respectively, which is included in other long-term liabilities.

16.  Accumulated Other Comprehensive (Loss) Income

The changes in accumulated other comprehensive loss, by component, were as follows:

	2016	2015	2014
	(In thousands)
Defined benefit pension plans, net of income taxes:
Balance at January 1	$(975)	$(2,828)	$(954)

Change before reclassifications:
Net actuarial (loss) gain	(843)	2,656	(4,204)
Tax effect	362	(967)	1,633
	(481)	1,689	(2,571)

Amounts reclassified:
Amortization of net actuarial loss	28	235	146
Settlement loss	35	27	1,095
Tax effect	(25)	(98)	(544)
	38	164	697
Other comprehensive (loss) income, net	(443)	1,853	(1,874)

Balance at December 31	$(1,418)	$(975)	$(2,828)

17.  Segment Information

The Company’s reportable operating segments are Long-Term Care and Hospice and Home Health.  Long-Term Care includes the operation of skilled nursing centers, assisted living facilities, and memory care facilities.  The Other category includes other health care-related businesses.  Asset information by segment, including capital expenditures, is not provided to the Company’s chief operating decision maker.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies described in Note 2.  The Company evaluates performance and allocates resources based on operating margin, which represents revenues less operating expenses.

	Long-Term	Hospice and
	Care	Home Health	Other	Total
	(In thousands)
Year ended December 31, 2016:
Revenues from external customers	$3,221,772	$547,434	$73,533	$3,842,739
Depreciation and amortization	123,049	1,425	5,033	129,507
Operating margin	490,269	114,482	(1,386)	603,365

Year ended December 31, 2015:
Revenues from external customers	$3,468,999	$532,131	$78,445	$4,079,575
Depreciation and amortization	130,906	1,718	4,813	137,437
Operating margin	560,225	106,856	1,956	669,037

Year ended December 31, 2014:
Revenues from external customers	$3,539,399	$526,308	$79,813	$4,145,520
Depreciation and amortization	136,680	1,959	4,228	142,867
Operating margin	604,734	112,813	4,543	722,090

The following table reconciles segment operating margin to consolidated loss from continuing operations before income taxes:

	Year ended December 31,
	2016	2015	2014
	(In thousands)
Segment operating margin	$603,365	$669,037	$722,090
General and administrative	(135,259)	(137,992)	(149,481)
Depreciation and amortization	(129,507)	(137,437)	(142,867)
Asset impairment	(1,947,435)	—	(203,108)
Total other expenses, net	(450,874)	(493,324)	(401,156)
Loss from continuing operations before income taxes	$(2,059,710)	$(99,716)	$(174,522)